MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit

Dated: June 23, 2016

Fund	Percentage of Daily Net Assets
Ecological Strategy ETF	0.60%
US Equity Rotation Strategy STF	0.60%
Active Alts Contrarian ETF	0.10%*

* Subject to an annual minimum fee of $50,000

STRATEGY SHARES

By: /s/ Tobias Caldwell
Print Name: Tobias Caldwell
Title: Trustee

RATIONAL ADVISORS, INC.

By: /s/ Jerry Szilagyi
Print Name: Jerry Szilagyi
Title: President